EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS

TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31:
(Dollars in millions)	2017	2016	2015	2014	2013
Income from continuing operations before income taxes [1]	$755	$719	$783	$775	$848

Add: fixed charges, excluding capitalized interest	362	364	466	514	403

Income as adjusted before income taxes	$1,116	$1,083	$1,249	$1,289	$1,251

Fixed charges:
Interest expense	$362	$364	$466	$514	$403
Capitalized interest	—	—	—	—	—
Portion of rental expense representative of interest [2]	—	—	—	—	—

Total fixed charges	$362	$364	$466	$514	$403

Ratio of income from continuing operations to fixed charges	3.09	2.98	2.68	2.51	3.10

(1) Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

(2) The company is globally located and conducts business primarily from parent-leased and parent-owned facilities for which it is charged occupancy charges. These costs may not be indicative of the expenses that IBM Credit will incur in the future, or would have incurred if the company had obtained these services from a third party. The amounts charged to the company by IBM in the periods presented were not material.